August 9, 2019

John Foley
Chief Executive Officer
Peloton Interactive, Inc.
125 West 25th Street
11th Floor
New York, NY 10001

       Re: Peloton Interactive, Inc.
           Amended Draft Registration Statement on Form S-1
           Submitted July 26, 2019
           CIK No. 0001639825

Dear Mr. Foley:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Selected Consolidated Financial and Other Data
Non-GAAP Financial Measures, page 58

1. We note your response to comment 2 and appreciate your time addressing our questions in our telephone conference August 6th. Based on our understanding, content costs for past use represent costs incurred stemming from the use of unlicensed music. These costs are a component of your cost of revenues and have been incurred in each of the periods presented. We believe that content costs for past use should not be reflected as an adjustment to your non-GAAP measures. Please revise your disclosures accordingly throughout your registration statement.
 John Foley
Peloton Interactive, Inc.
August 9, 2019
Page 2
         Please expand your description of these costs in the notes to your financial statements and elsewhere as appropriate to clarify, as stated in your response, that while you have entered into numerous agreements with all the major record labels and publishers and other rights holders, your archived library may continue to include music for which certain rights or fractional interests have not been fully licensed.

         We also note that portion of your response regarding the opaque nature of the music rights landscape, related risk factor disclosure and that content costs for past use may no longer be incurred as early as December 31, 2020 but potentially later. Please tell us how you have complied with ASC 450-50-2 with regard to unlicensed music.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 or Bill Thompson,
Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at 202-551-3792 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameJohn Foley                                   Sincerely,
Comapany NamePeloton Interactive, Inc.
                                                               Division of
Corporation Finance
August 9, 2019 Page 2                                          Office of
Consumer Products
FirstName LastName